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EXPENSE LIMITATION AGREEMENT

PIONEER CLOSED-END FUNDS

THIS AGREEMENT, effective as of April 1, 2025, by and between Victory Capital Management Inc. (the “Investment Adviser”) and each investment company listed on Schedule A hereto, each a Maryland corporation or a Delaware statutory trust (each, a “Fund” and collectively, the “Funds”) individually, and not jointly;

WHEREAS, each Fund is a closed-end management investment company registered with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, each Fund and the Investment Adviser has entered into an investment advisory agreement (the “Advisory Agreement”), pursuant to which the Investment Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, each Fund and the Investment Adviser has determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the Fund’s aggregate expenses below a level that may normally be incurred by the Fund;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.Expense Limitation

1.1.Applicable Expense Limitation. To the extent that the aggregate expenses incurred by the Fund in any month including, but not limited to, investment advisory fees of the Investment Adviser (but excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, extraordinary expenses not incurred in the ordinary course of the Fund’s business, and other expenditures that are capitalized in accordance with generally accepted accounting principles, if any) exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount shall be the liability of the Investment Adviser.

1.2.Operating Expense Limit. The maximum Operating Expense Limit in any year with respect to the Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of the Fund.

2.Term and Termination of Agreement

This Agreement shall become effective with respect to a Fund on the date stated above only if approved by the Board of Trustees of the Fund and by a majority of the Directors or Trustees, as applicable who (i) are not “interested persons” of the Fund or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement. This Agreement shall remain in effect with respect to each Fund for the period shown on Schedule A. The Investment Adviser may extend the duration of any

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Operating Expense Limit for a Fund by delivering a revised Agreement (or Schedule A to this Agreement) to the Fund reflecting such extension. This Agreement shall terminate with the respect to a Fund upon termination of the Advisory Agreement on behalf of that Fund.

3.Recovery of Excess Expenses

3.1Repayment. To the extent that the Investment Adviser has waived all or part of its fees and/or reimbursed any of a Fund’s expenses to satisfy its liability for amounts in excess of that Fund’s Operating Expense Limit, the Investment Adviser may, if the Advisory Agreement is still in effect on behalf of that Fund, seek from that Fund repayment of such amounts for up to three years after the date the Investment Adviser waived any such fees and/or reimbursed any such expenses. Subject to the above described requirement that the Advisory Agreement be in effect and the three year time limitation, the right of the Investment Adviser to repayment from a Fund under this Section 3.1 shall survive the termination of this Agreement with respect to that Fund.

3.2Limitations on Repayments. A Fund will make no repayment of amounts waived or reimbursed as set forth in Section 3.1 if, during the fiscal year in which the Investment Adviser seeks such repayment, the Fund’s operating expenses exceed either (a) the Operating Expense

Limit in effect at the time of the original fee waiver or expense reimbursement, or (b) the Operating Expense Limit in effect at the time the Investment Adviser seeks such repayment. Any amounts repaid pursuant to Section 3.1 of this Agreement shall not include any additional charges, fees or interest.

3.3Board Reports. Any amounts repaid pursuant to Section 3.1 of this Agreement will be reported to the Funds’ Board of Directors/Trustees not later than at the Board’s first regular meeting following the quarter in which the repayment occurred.

4.Miscellaneous

4.1.Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2.Interpretation. Nothing herein contained shall be deemed to require a Fund to take any action contrary to the Fund’s Charter or Declaration of Trust, as applicable, or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Directors/Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

4.3.Definitions. Any questions of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

4.4.Prior Agreements. This Agreement supersedes all prior agreements and understandings between the parties relating to the subject matter of this Agreement.

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[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

Each Fund listed on Schedule A, individually and not jointly

By:

Name: Thomas Dusenberry

Title: President

VICTORY CAPITAL MANAGEMENT INC.

By:

Name: Michael D. Policarpo

Title: President, Chief Financial Officer and Chief

Administrative Officer

[Signature Page to Expense Limitation Agreement]

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SCHEDULE A

TO THE EXPENSE LIMITATION AGREEMENT DATED APRIL 1, 2025

BETWEEN

THE PIONEER CLOSED_END FUNDS AND VICTORY CAPITAL MANAGEMENT INC.

OPERATING EXPENSE LIMITS AS OF APRIL 1, 2025

	Maximum

	Operating	Date of	Effective Date
Fund	Expense Limit	Termination	of Waiver
Pioneer Diversified High	4.54%	April 1, 2028	April 1, 2025
Income Fund, Inc.
Pioneer Floating Rate Fund,	4.58%	April 1, 2028	April 1, 2025
Inc.
Pioneer High Income Fund,	3.94%	April 1, 2028	April 1, 2025
Inc.
Pioneer Municipal High	2.44%	April 1, 2028	April 1, 2025
Income Advantage Fund, Inc.
Pioneer Municipal High	4.16%	April 1, 2028	April 1, 2025
Income Fund, Inc.
Pioneer Municipal High	2.10%	April 1, 2028	April 1, 2025
Income Opportunity Fund,
Inc.
Pioneer ILS Interval Fund	1.93%	April 1, 2028	April 1, 2025

Schedule A-1